December 22, 2006

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:     SCPIE Holdings Inc.

Form 10-K for fiscal year ended December 31, 2005

Filed March 23, 2006

Commission File No. 001-12449

Dear Mr. Rosenberg:

We are in receipt of your letter dated December 22, 2006 with respect to the above referenced 10-K of SCPIE Holdings Inc. (“the Company”).

As acknowledged via the telephone with Ms. Ino, we will provide the Company’s response to the SEC, in EDGAR format, on or before January 31, 2007.

Please direct any questions regarding the foregoing information to the undersigned at (310) 557-8747. Thank you in advance for your cooperation in this matter.

Very truly yours,

/s/ Edward G.Marley
Edward G. Marley
Chief Accounting Officer

cc:	Donald J. Zuk, President & CEO
Robert B. Tschudy, Chief Financial Officer
Keira Ino, Staff Accountant